STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Intermediate Term Fund
March 31, 2008 (Unaudited)

Bonds and Notes--94.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Home Equity Loans--2.3%				
Small Business Administration,				
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	4,890,861	**4,886,681**
U.S. Government Agencies--9.1%				
Federal Farm Credit Bank,				
Bonds	4.70	12/10/14	300,000	318,412
Federal Farm Credit Bank,				
Bonds	4.85	10/25/12	300,000	321,245
Federal Farm Credit Bank,				
Bonds	5.35	6/16/14	285,000	313,096
Federal Home Loan Banks,				
Bonds, Ser. 1	5.13	5/15/09	6,750,000	6,774,023
Federal Home Loan Mortgage Corp.,				
Notes	5.40	3/2/12	200,000	202,773
Federal Home Loan Mortgage Corp.,				
Notes	5.63	3/15/11	400,000	432,229
Federal National Mortgage				
Association, Notes	5.80	2/9/26	3,400,000	3,593,147
Federal National Mortgage				
Association, Notes	6.00	5/15/11	5,000,000	5,470,290
Federal National Mortgage				
Association, Notes	7.13	6/15/10	250,000	275,584
Small Business Administration,				
Gov't Gtd. Notes, Ser. 10-A	6.64	2/1/11	43,666	45,344
Student Loan Marketing				
Association, Notes	7.35	8/1/10	100,000	111,237
Tennessee Valley Authority,				
Notes, Ser. C	4.75	8/1/13	500,000	532,794
Tennessee Valley Authority,				
Bonds, Ser. G	5.38	11/13/08	200,000	203,557
Tennessee Valley Authority,				
Bonds	7.13	5/1/30	350,000	458,417
				19,052,148
U.S. Government Agencies/Mortgage-Backed--1.1%				
Federal Home Loan Mortgage Corp.;				
7.50%, 11/1/29			10,108	10,958
Federal National Mortgage Association:				
6.50%, 10/1/31			16,867	17,603
7.00%, 3/1/12			26,572	27,934
Government National Mortgage Association I:				
6.00%, 1/15/33			92,900	96,231
6.50%, 5/15/26			52,256	54,746
Ser. 2005-9, Cl. A, 4.03%,				
5/16/22			590,530	593,084
Ser. 2006-6, Cl. A, 4.05%,				
10/16/23			441,634	443,058
Ser. 2006-9, Cl. A, 4.20%,				
8/16/26			1,092,575	1,101,713
				2,345,327
U.S. Treasury Bonds--6.5%				
8.75%, 5/15/17			8,650,000	12,190,419
10.63%, 8/15/15			975,000	1,466,309
				13,656,728
U.S. Treasury Notes--75.8%				
3.50%, 12/15/09			29,700,000 a	30,660,617

3.63%, 12/31/12	10,000,000 a	10,539,850
3.88%, 5/15/09	5,500,000 a	5,643,088
4.50%, 2/28/11	19,119,000 a	20,608,198
4.50%, 4/30/12	27,750,000 a	30,158,617
4.50%, 5/15/17	500,000	543,516
4.63%, 7/31/12	16,960,000 a	18,544,708
4.88%, 7/31/11	6,541,000 a	7,159,334
4.88%, 6/30/12	5,360,000 a	5,908,146
5.75%, 8/15/10	26,620,000	29,171,793
		158,937,867
Total Bonds and Notes		
(cost $192,650,823)		**198,878,751**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January		
2009@ 2.50		
(cost $36,801)	19,100,000	**29,043**

Short-Term Investments--4.1%	Principal Amount ($)	Value ($)
U.S. Government Agencies--3.8%		
Federal Home Loan Bank,		
2.18%, 6/5/08	8,150,000	**8,117,921**
U.S. Treasury Bills--.3%		
1.32%, 5/15/08	556,000 b	**555,150**
Total Short-Term Investments		
(cost $8,673,024)		**8,673,071**

Other Investment--1.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $3,604,000)	3,604,000 c	**3,604,000**

Investment of Cash Collateral for Securities Loaned--31.4%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $65,755,292)	65,755,292 c	**65,755,292**

Total Investments (cost $270,719,940)	**132.0%**	**276,940,157**
Liabilities, Less Cash and Receivables	**(32.0%)**	**(67,163,536)**
Net Assets	**100.0%**	**209,776,621**

a   All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities
    on loan is $63,892,802 and the total market value of the collateral held by the fund is $65,755,292.

b   All or partially held by a broker as collateral for open financial futures positions.

c   Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $270,719,940. Net unrealized
appreciation on investments was $6,220,217 of which $6,232,155 related to appreciated investment securities and
$11,938 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
March 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 3/31/2008 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	204	43,789,875	June 2008	58,500
U.S. Treasury 5 Year Notes	152	17,363,625	June 2008	116,493
Financial Futures Short				
U.S. Treasury 10 Year Notes	26	(3,092,781)	June 2008	(46,719)
				128,274

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	69,359,292	128,274
Level 2 - Other Significant Observable Inputs	207,580,865	0
Level 3 - Significant Unobservable Inputs	0	0
Total	276,940,157	128,274

* Other financial instruments include futures, forwards and swap contracts.